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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

JEFFERSON SMURFIT GROUP PLC
(Name of Issuer)

JEFFERSON SMURFIT GROUP PLC

MICHAEL W.J. SMURFIT
GARY W. MCGANN
ANTHONY P.J. SMURFIT
IAN J. CURLEY
(Name of Persons Filing Statement)

Ordinary Shares of €0.30 each
and
American Depositary Shares, evidenced by American Depositary Receipts, each representing ten Ordinary Shares
(Title of Class of Securities)

47508W 10 7
(CUSIP Number of Class of Securities)

Michael O'Riordan
Group Secretary
Jefferson Smurfit Group plc
Beech Hill, Clonskeagh,
Dublin 4, Ireland
011-353-1-202-7000
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Steven A. Rosenblum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 212-403-1000	Houghton Fry, Esq. William Fry Solicitors Fitzwilton House, Wilton Place Dublin 2, Ireland 353-1-639-5000
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,426,125,694	$223,204

*
Calculated solely for purposes of determining the filing fee. Amount assumes 1,143,988,803 Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, will be tendered pursuant to the offer and using a €/ US$ exchange rate of €1: US$0.9864 (the exchange rate on July 2, 2002).
**
Calculated as .000092 of the transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the ling with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $223,204
Form or Registration No.: Schedule TO
Filing Parties: MDCP Acquisitions I, MDP Acquisitions plc, MDCP Acquisitions plc, MDCP IV Global Investments LP, MDP IV Global GP, LP, MDP Global Investors Limited, Madison Dearborn Partners, L.L.C.
Date Filed: July 5, 2002

        This transaction statement on Schedule 13E-3 (the "Schedule 13E-3") is filed by Jefferson Smurfit Group plc, a public limited company organized under the laws of Ireland ("JSG"), and Dr. Michael W.J. Smurfit, Chairman of the Board and Chief Executive Officer of JSG, Mr. Gary W. McGann, President, Chief Operations Officer and Chief Executive Officer designate of JSG, Mr. Anthony P.J. Smurfit, Chief Executive—Smurfit Europe and Chief Operations Officer designate, and Mr. Ian J. Curley, Chief Financial Officer of JSG. JSG is the subject company. The Schedule 13E-3 relates to the tender offer by MDCP Acquisitions I (the "Purchaser"), an unlimited public company newly incorporated in Ireland and an affiliate of Madison Dearborn Partners, L.L.C ("MDP"), to purchase the entire issued and to be issued share capital of JSG at a purchase price of €2.15, net to the seller, in cash per share, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 5, 2002, as amended from time to time (the "Offer Document"), and in the related Letter of Transmittal. Dr. Smurfit and Mr. McGann, Mr. Smurfit and Mr. Curley are participating in the offer as Management Investors, as described in Appendix I, paragraph 8, of the Offer Document under "Interests of certain persons in the Offer." None of the Management Investors has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        The information set forth in the Offer Document, including all schedules, appendices and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3.

Item 16. Exhibits.

Exhibit No.	Description
(a)(1)	JSG Solicitation/Recommendation Statement on Schedule 14D-9, filed on July 5, 2002 (incorporated by reference to the Schedule 14D-9 filed by JSG on July 5, 2002).+
(a)(2)	Offer Document dated July 5, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on July 5, 2002).+
(a)(3)	Forms of Letter of Transmittal and of Acceptance and Authority (incorporated by reference to Exhibits (a)(2) and (a)(3) to the Schedule TO of the Purchaser filed on July 5, 2002).+
(a)(4)	Offer Announcements issued by the Purchaser on June 17, 2002 (incorporated by reference to Offer Announcements under cover of Schedule 14D-9 filed by the Company on June 17, 2002).
(c)(1)
Presentation by UBS Warburg and IBI Corporate Finance to the Company's Independent Directors, dated June 16, 2002 (incorporated by reference to Exhibit (c)(2) to the Schedule TO of the Purchaser filed on July 5, 2002).
(e)(1)	Transaction Agreement, dated June 17, 2002, by and between the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed on July 5, 2002).
(e)(2)
Reimbursement Agreement, dated May 7, 2002, and amendment thereto dated June 17, 2002, between Madison Dearborn Capital Partners IV, L.P. and the Company (incorporated by reference to Exhibits (d)(3) and (d)(4) to the Schedule TO of the Purchaser filed on July 5, 2002).

1

(e)(3)
Form of Irrevocable Undertakings by and between the Purchaser and each of the Management Investors (including certain corporate entities controlled by such persons), each of Dr. Peter Alan Smurfit, Dr. Dermot F. Smurfit, Mr. James O. Dwyer and Dr. Mary Redmond (including certain corporate entities controlled by such persons), and each of the Independent Directors (incorporated by reference to Exhibits (d)(5)-(7) to the Schedule TO of the Purchaser filed on July 5, 2002).
(e)(4)
Agreement and Commitment, dated June 17, 2002, by and between the Purchaser and the Company regarding continuation of director and officer liability insurance (incorporated by reference to Exhibit (d)(8) to the Schedule TO of the Purchaser filed on July 5, 2002);
(e)(5)
Letter agreements, dated on or about July 4, 2002, between MDCP Acquisitions plc and each of the Management Investors (incorporated by reference to Exhibits (d)(9)-(12) to the Schedule TO of the Purchaser filed on July 5, 2002);
(e)(6)
Management Equity Agreement, dated on or about July 4, 2002, among MDCP Acquisitions plc and the Management Investors (incorporated by reference to Exhibit (d)(13) to the Schedule TO of the Purchaser filed on July 5, 2002);
(e)(7)
Registration Rights Agreement, dated on or about July 4, 2002, between MDCP Acquisitions plc, MDCP IV Global Investments, LP and the Management Investors (incorporated by reference to Exhibit (d)(14) to the Schedule TO of the Purchaser filed on July 5, 2002);
(e)(8)
Corporate Governance Agreement, dated as of July 4, 2002, between MDCP Acquisitions plc, MDCP IV Global Investments, LP and the Management Investors (incorporated by reference to Exhibit (d)(15) to the Schedule TO of the Purchaser filed on July 5, 2002).

+
Included in copies mailed to JSG shareholders.

2

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

JEFFERSON SMURFIT GROUP PLC
By:	/s/ Michael O'Riordan
Name: Michael O'Riordan
Title: Group Secretary
/s/ Michael W.J. Smurfit Michael W.J. Smurfit
/s/ Gary W. McGann Gary W. McGann
/s/ Anthony P.J. Smurfit Anthony P.J. Smurfit
/s/ Ian J. Curley Ian J. Curley

        Dated: July 5, 2002

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  Item 16. Exhibits.
SIGNATURE